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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

Fôr 4/25/05

Current Report on Form 8-K Series 2005-QS4
Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part (give period of report)

0000949493
Registrant CIK Number

333-107959
SEC File Number of Registration Statement

05052813

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 25th day of April 2005.

Residential Accredit Loans Inc.
(Registrant)

By: _____
Name: Heather Anderson
Title: Vice President

PROCESSED

APR 2 9 2005

THOMSON
FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _____, 2005, that the information set forth in this statement is true and complete.

By: _____

(Name)

_____

(Title)

RECEIVED

APR 2 6 2005

WASH. D.C. 202

Financial Engineering Group
Greenwich Capital Markets

User: leinvac
April 22, 2005   02:28 PM

RALIQS4   A2

Bond Description

Name:	RALIQS4 A2	Coll. Type:		WL	PAC Bands:	n/a
Cusip:		Orig. Balance:		$211,687,240.42	Settlement Date:	04/29/2005
Coupon:	5.50000 %	Net Coupon:		5.879466 %	Issue Date:	04/01/2005
Formula:	N/A	Gross Coupon:		6.203997 %	First Pay Date:	05/25/2005
Orig. Balance:	$13,017,000.00	Srvc Fee:		0.324531 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term:		360 mos	Days Delay:	24
Factor date:	04/01/2005	Current WAM:		357 mos		
Current Cap:	N/A	Current Age:		2 mos		
Current Floor:	N/A	WAVG Loansize:				
Cur. Balance:	$13,017,000.00					

Curve type: Static

CMO Price -> Yield Sensitivity Table

Price	0 PPC	50 PPC	100 PPC	150 PPC	200 PPC	NULL	NULL	NULL	NULL
97-08	5.73	5.75	5.87	6.13	6.33				
97-12	5.73	5.75	5.86	6.10	6.29				
97-16	5.72	5.74	5.84	6.07	6.25				
97-20	5.71	5.73	5.82	6.04	6.21				
97-24	5.70	5.72	5.81	6.01	6.17				
97-28	5.69	5.71	5.79	5.98	6.13				
98-00	5.68	5.69	5.78	5.95	6.09				
98-04	5.67	5.68	5.76	5.92	6.05				
98-08	5.66	5.67	5.74	5.89	6.01				
WAL	29.28	22.62	10.85	4.97	3.56				
Mod. Dur	14.06	12.45	7.75	4.22	3.13				
Spread	104.4	119.8	153.1	209.2	238.6				
First Date	01/25/34	07/25/23	11/25/12	10/25/09	07/25/08				
Last Date	02/25/35	02/25/35	02/25/35	12/25/10	03/25/09				

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo	Life
CPR													

	1 mo	3 mo	6 mo	9 mo	12 mo	Life
AVG						
CPR						

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.